January 9, 2017

VIA EDGAR TRANSMISSION AND
FEDERAL EXPRESS PRIORITY OVERNIGHT

H. Roger Schwall
Assistant Director
Office of Natural Resources
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:
CVR Energy, Inc.
Form 10-K for the Fiscal Year ended December 31, 2015
Filed February 19, 2016
Definitive Proxy Statement on Schedule 14A
Filed April 29, 2016
Form 8-K
Filed July 28, 2016
Response dated September 8, 2016
File No. 1-33492

CVR Refining, LP
Form 10-K for the Fiscal Year ended December 31, 2015

Filed February 19, 2016
File No. 1-35781
Dear Mr. Schwall:
This letter sets forth the responses of CVR Energy, Inc. (also referred to as “we”, “us” or the “Company”) and CVR Refining, LP (the “Partnership”) to the comment letter dated December 20, 2016, of the staff of the Division of Corporation Finance (the “Staff”) relating to the Form 10-K for the fiscal year ended December 31, 2015 filed by each of the Company and the Partnership (File Nos. 1-33492 and 1-35781, respectively) and to the above referenced Definitive Proxy Statement on Schedule 14A and Form 8-K filed by the Company (File No. 1-33492).
For your convenience, each of the responses is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

CVR Energy ● 2277 Plaza Drive, Suite 500 ● Sugar Land, TX 77479 ● 281-207-3200 ● www.cvrenergy.com

H. Roger Schwall
January 9, 2017

CVR Energy, Inc.

Form 10-K for the Fiscal Year ended December 31, 2015

Management's Discussion and Analysis, page 54

Results of Operations, page 65

Petroleum Business Results of Operations, page 70

1.
We understand from your response to prior comments four and eight that measures you have presented as “Cost of product sold (exclusive of depreciation and amortization)” exclude various costs in addition to depreciation and amortization that would be attributable to cost of products sold measures under GAAP. For example, you indicate that amounts reported as direct operating expenses are both inventoriable and excluded in computing gross profit measures in accordance with GAAP. Therefore, it appears revisions will be necessary to address the following points.

•	The “Cost of product sold (exclusive of depreciation and amortization)” label does not adequately describe the amounts you have presented.

•	You are required to present costs of revenues individually for product sales, services, and rentals to comply with Rule 5-03 of Regulation S-X.

Response:

In response to the Staff’s comment, we respectfully inform the staff that we reviewed the disclosures related to the “Cost of product sold (exclusive of depreciation and amortization)” and believe the label does appropriately describe the amounts as presented and the footnotes to the consolidated financial statements appropriately reflect the needed disclosure as discussed below in our response to Comment 2. Additionally, all required costs, with the exception of depreciation and amortization, are included in cost of product sold. Cost of product sold does include the cost of crude oil, other feedstocks and blendstocks, pet coke expenses, purchased products for resale, renewable identification numbers and transportation and distribution costs. Direct operating expenses include costs associated with the actual operations of the refinery, such as energy and utility costs, catalyst and chemical costs, repairs and maintenance, labor, property taxes, environmental compliance costs and other direct operating expenses. The Company's gross profit calculation begins with net sales and is reduced for both cost of product sold and direct operating expenses as well as depreciation and amortization.

We did review Rule 5-03 of Regulation S-X and believe that since any services or rentals are nominal that we are not required to separately present such revenues or the costs associated with those nominal sales. For the 2015 year, the rental income was approximately 0.1% of total revenues for the Company. There was no services income in 2015. In future periods and filings, if the amounts are more than nominal for either rental income or services income, the Company will disclose the amounts of the costs of revenue separately, as applicable, to comply with Rule 5-03 of Regulation S-X.

H. Roger Schwall
January 9, 2017

2.
We note that you have excluded depreciation and amortization from various line items on the Statements of Operations without indicating the excluded amounts attributable to each cost or expense category, notwithstanding the related details you have presented in MD&A. If you apply the accommodation outlined in SAB Topic 11.B, in excluding depreciation and amortization from certain costs and expense categories, you should separately report depreciation and amortization that is attributable to each line from which it is excluded.

Response:

In response to the Staff’s comment, we respectfully inform the staff that we have considered SAB Topic 11.B and believe that the disclosure included in the 10-K in the MD&A does appropriately provide the required information as to the amounts of the excluded depreciation and amortization from each expense category as included on page 66 of the Company’s 2015 Form 10-K in footnote 1 to the Statements of Operations Data in the Results of Operations from which it is excluded. We will provide this same footnote in future filings under the Consolidated Petroleum Business Financial Results in footnote 1 to the table in the same format as the footnote as included on page 66. Additionally, we respectfully advise the staff that the 2015 Form 10-K did include this disclosure in the Notes to the Consolidated Financials in footnote 2 (Summary of Significant Accounting Policies) on page 113 under “Cost Classifications”. We may also reference this footnote within each footnote to the financial tables in the MD&A.

Definitive Proxy Statement on Schedule 14A

3.
We note your undertaking to comply with prior comment 7 in future filings. Similarly, please also be sure to give effect to prior comments 5 and 6 by making appropriate revisions to your CD&A and summary compensation tables in future filings. Namely, please expand the disclosure in the Compensation Discussion and Analysis section to disclose the rationale you provide for not issuing equity compensation in these circumstances, as Item 402(b)(2)(iii) of Regulation S-K requires. Please expand footnote 3 to your summary compensation tables to quantify the grant date fair values for the performance units you awarded to Mr. Lipinski in both 2013 and 2015.

Response:

In response to the Staff’s comment, appropriate revisions will be made in future filings of the Proxy statement in the CD&A and summary compensation tables in conjunction with prior comments 5 and 6. Specifically, expanded disclosure in the CD&A will provide the rationale for equity based awards being granted rather than equity compensation where the awards are settled with equity rather than cash. This disclosure will indicate that the Company does not have established equity ownership requirements for its executive officers and in turn the compensation committee believes that cash-settled equity-based awards provide the executives with a more attractive compensation package and is less burdensome for both the Company and its employees than equity-settled awards. Footnote 3 to the summary compensation tables will be expanded in future filings to provide the grant date fair value amounts for the performance units awarded to Mr. Lipinski for all years presented.

H. Roger Schwall
January 9, 2017

Form 8-K filed on July 28, 2016

Exhibit 99.1

Use of Non-GAAP Financial Measures, page 15

4.
We note your response to prior comment eight concerning the need for reconciliation between non-GAAP measures, including although not limited to your measures of Refining Margin, Refining Margin adjusted for FIFO impact and gross profit excluding flood insurance recovery, and the most directly comparable measures calculated in accordance with GAAP. We understand that you would prefer to limit your disclosure in this regard and instead rely solely on a narrative description of the non-GAAP measures. However, we continue to believe that you should provide quantitative reconciliations for all non-GAAP measures, including the related unit measures that you disclose in the earnings releases and investor presentations of both companies to comply with Item 100(a)(2) of Regulation G.

Response:

In response to the Staff’s comment, we will include in future earnings releases and investor presentations quantitative reconciliations for all non-GAAP measures presented. Below is an example, based upon third quarter September 30, 2016 information, of what will be provided with respect to the calculation of the refining margin per crude oil throughput barrel and refining margin adjusted for FIFO impact per crude oil throughput barrel.

	Third Quarter		Year to Date
(In millions)	9/30/2016	9/30/2015	9/30/2016	9/30/2015

Net Sales	$ 1,163.5	$ 1,361.6	$ 3,161.9	$ 4,213.6
Cost of product sold	987.5	1,063.7	2,651.7	3,300.8
Refining Margin	176.0	297.9	510.2	912.8
FIFO impact, unfavorable (favorable)	7.7	45.6	(29.7)	33.7
Refining Margin adjusted for FIFO impact	$ 183.7	$ 343.5	$ 480.5	$ 946.5

	Third Quarter		Year to Date
	9/30/2016	9/30/2015	9/30/2016	9/30/2015

Total crude oil throughput barrels per day	197,955	200,156	194,893	204,177
Days in the period	92	92	274	273
Total crude oil throughput barrels	18,211,860	18,414,352	53,400,682	55,740,321

H. Roger Schwall
January 9, 2017

	Third Quarter		Year to Date
(In millions, except for $ per barrel data)	9/30/2016	9/30/2015	9/30/2016	9/30/2015

Refining Margin	$ 176.0	$ 297.9	$ 510.2	$ 912.8
Divided by: crude oil throughput barrels	18.21	18.42	53.40	55.74
Refining Margin per crude oil throughput barrel	$ 9.66	$ 16.17	$ 9.55	$16.38

	Third Quarter		Year to Date
(In millions, except for $ per barrel data)	9/30/2016	9/30/2015	9/30/2016	9/30/2015

Refining Margin adjusted for FIFO impact	$ 183.7	$ 343.5	$ 480.5	$ 946.5
Divided by: crude oil throughput barrels	18.21	18.42	53.40	55.74
Refining Margin adjusted for FIFO impact per crude oil throughput barrel	$ 10.09	$ 18.65	$ 8.99	$ 16.98

Similar quantitative calculations will be included in future earnings releases and investor presentations for other non-GAAP measures.

5.
Please adhere to the guidance in the preceding comment also with respect to the disclosures of non-GAAP measures in your periodic filings, such as Refining Margin and Refining Margin Per crude oil throughput barrel on pages 60 and 61 of your third quarter interim report, to comply with Item 10(e)(1)(i)(B) of Regulation S-K.

Response:

In response to the Staff's comment, we will adhere to the guidance in the preceding comment and the associated response with respect to the disclosures of non-GAAP measures in future periodic filings such as Refining Margin and Refining Margin Per crude oil throughput barrel to comply with Item 10(e)(1)(i)(B) of Regulation S-K.

CVR Refining, LP

6.
We have raised several comments on the disclosures in the parent filings which appear in part common to filings of the subsidiary. Please address these comments also from the standpoint of the subsidiary with corresponding changes to conform.

Response:

In accordance with our responses to the Staff’s comments related to the Company’s disclosures, we will make similar updates to future filings and disclosures for the subsidiary to ensure presentation and disclosure of the subsidiary conform to the parent filings and are updated in the same manner to be consistent with the responses above for the parent filings.

******
If you have any additional questions or comments, please contact me at (281) 207-3464, or email me at sball@cvrenergy.com.

H. Roger Schwall
January 9, 2017

Very truly yours,

CVR ENERGY, INC.
CVR REFINING, LP

/s/ Susan M. Ball

Susan M. Ball
Chief Financial Officer and Treasurer

cc:    John J. Lipinski, Chief Executive Officer and President
cc:    John R. Walter, Senior Vice President, General Counsel and Secretary